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12013454

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48587

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

KUN-LUN DEVELOPMENT CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

435 Kingston Drive
(No. and Street)

Danville (City) California (State) 94506 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gilbert Kuo - President (510) 661-0260
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T Certified Public Accountants, PLLC
(Name - if individual, state last, first, middle name)

250 West 57TH Street, Suite 1632 (Address) New York (City) New York (State) 10107 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 22 2012
REGISTRATIONS BRANCH
04

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Gilbert Kuo - President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Kun-Lun Development Corporation, (Company), as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Gilbert Kuo - President

Sworn and subscribed to before me this 15th day of February, 2012.

This report contains (check all applicable boxes): **Page**

			Page
		Independent Certified Public Accountants' Report.	1
(x)	(a)	Facing page.	
(x)	(b)	Balance Sheet.	2
(x)	(c)	Statement of Operations.	3
(x)	(d)	Statement of Cash Flows.	4
(x)	(e)	Statement of Changes in Stockholder's Equity.	5
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable).	
(x)		Notes to Financial Statements.	6 – 9
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.	10
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.	
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).	
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not required).	
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).	
(x)	(l)	An Affirmation.	
( )	(m)	A Copy of the SIPC Supplemental Report (not required).	
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).	11 – 12

See Notary Attachment.
SIAVASH HADDAD
Notary Public, CA Feb 15, 2012

JURAT

State of California

County of Contra Costa

Subscribed and sworn to (or affirmed) before me on this 15TH day of Feb., 2012, by Gilbert Kuo, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

WITNESS my hand and official seal.

SIAVASH HADDAD
COMM. # 1824269
NOTARY PUBLIC - CALIFORNIA
ALAMEDA COUNTY
My Comm. Exp. Nov. 24, 2012

Signature [signature]

VB&T

Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Kun-Lun Development Corporation

We have audited the accompanying balance sheet of Kun-Lun Development Corporation as of December 31, 2011, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kun-Lun Development Corporation at December 31, 2011, and the results of its operations, changes in stockholder's equity, and cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
January 31, 2012

KUN-LUN DEVELOPMENT CORPORATION
BALANCE SHEET
DECEMBER 31, 2011

ASSETS

Cash	$	6,962
Deposit at clearing broker		53,317
Securities owned, at fair value		358,985
Receivables		467
Furniture & office equipment, net		16,909
Total Assets	$	436,640

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable	$	2,699
Payable to clearing broker		119,556
Loan payable		16,013
Deferred tax liabilities		57,418
Total Liabilities		195,686
Contingencies		-
Stockholder's Equity:		
Common stock - no par value 50,000,000 shares authorized, 6,300,000 shares issued and outstanding		600,000
Accumulated (deficit)		(445,173)
Accumulated other comprehensive income		86,127
Total Stockholder's Equity		240,954
Total Liabilities and Stockholder's Equity	$	436,640

See Independent Accountants' Report and Accompanying Notes

KUN-LUN DEVELOPMENT CORPORATION
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

Revenues:	
Commissions	$ 13,238
Interest income	10,949
Other income	6,712
Realized gain on securites sold	60,207
Total revenues	91,106
Costs and Expenses:	
Insurance	19,479
Professional	7,000
Commission	15,511
Travel & entertainment	7,553
Computer	6,266
Clearing	4,323
Interest	3,759
Telephone	3,586
Automobile	974
Rent	300
Regulatory	1,475
Office	2,824
Taxes	1,987
Depreciation	5,414
Total costs and expenses	80,451
Net income	10,655
Other comprehensive loss:	
Unrealized loss on securities	(46,975)
Deferred income taxes	18,790
Total other comprehensive loss:	(28,185)
Total comprehensive loss	$ (17,530)

See Independent Accountants' Report and Accompanying Notes

KUN-LUN DEVELOPMENT CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

Cash Flows From Operating Activities:		
Net income	$	10,655
Adjustment to reconcile net income to net cash (used) by operating activities:		
Depreciation		5,414
Total comprehensive loss		(28,185)
Changes in operating assets and liabilities:		
Decrease in receivables		274
(Increase) in clearing deposits		(27)
Increase in accounts payable		2,699
(Decrease) in payable to clearing broker		(65,602)
(Decrease) in loan payable		(4,671)
(Decrease) in deferred tax liability		(18,790)
Net cash (used) by operating activities		(98,233)
Cash flows from investing activities:		
Equipment purchased		(670)
Cost of securities purchased		104,255
Net cash provided by investing activities		103,585
Cash flows from financing activities:		-
Net increase in cash		5,352
Cash at beginning of year		1,610
Cash at end of year	$	6,962

See Independent Accountants' Report and Accompanying Notes

KUN-LUN DEVELOPMENT CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

	Common Stock	Accumulated (deficit)	Accumulated Other Comprehensive Income	Total Stockholder's Equity
Balances, January 1, 2011	$ 600,000	$ (455,828)	114,312	$ 258,484
Net income	-	10,655	-	10,655
Other comprehensive loss:	-	-	(28,185)	(28,185)
Balances, December 31, 2011	$ 600,000	$ (445,173)	86,127	$ 240,954

See Independent Accountants' Report and Accompanying Notes

KUN-LUN DEVELOPMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

1. ORGANIZATION AND NATURE OF BUSINESS

Kun-Lun Development Corporation (the "Company") is a California company formed in 1995 as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). Securities transactions are cleared through Southwest Securities, Inc. on a fully disclosed basis. The Company has adopted December 31 as its year end.

The Company clears all of its transactions through security clearing brokers. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) since it uses other security firms for clearing.

Pursuant to agreements between the Company and Southwest Securities Inc. (SSI), all securities transactions of the Company are cleared and its customers are introduced and cleared on a fully disclosed basis. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by SSI.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash

Cash consists of demand deposits with a commercial bank which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash balances.

Comprehensive Income

The Company complies with FASB ASC 220-10-45-3 and 45-5 (formerly SFAS No. 130. Reporting Comprehensive Income, Paragraphs 9 and 14) which requires comprehensive income to be reported when a company presents a full set of financial statements that report financial position, results of operations, and cash flows. Comprehensive income refers to net income plus other comprehensive income that are reported as separate components of stockholder's equity. The Company complies with the rules for the reporting and disclosure of comprehensive income (loss) in the unrealized gain (loss) to be included in other comprehensive income (loss).

Investments Available for Sale

Investments available for sale consist of equity securities not classified as trading securities of as held-to-maturity securities and not mortgage-backed securities. Unrealized holding gains and losses, net of tax, on investments available for sale are reported as a net amount as a separate component of stockholders' equity as comprehensive income, until realized. At December 31, 2011 the fair value of investments available for sale amounted to $358,985.

Revenue Recognition

The Company's financial statements are prepared using the accrual method of accounting.

Commission revenue and related expenses arising from securities transactions are recorded on a settlement-date basis. Revenue and expenses recognized on a settlement-date basis are not materially different from a trade-date basis.

Clearing Deposit

Under the Company's clearing agreement, a good faith deposit of $50,000 is required to be held with the clearing broker. The Company clears its transactions through Southwest Securities; there is $53,317 clearing deposit at December 31, 2011.

Property, plant, and equipment

The Company owns office furniture, computer systems, and a BMW vehicle, recorded at cost, net of accumulated depreciation. Depreciation is computed under the straight-line method over their estimated useful lives of 5 to 7 years. Total accumulated depreciation at December 31, 2011 was $108,812.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statements and income tax purposes as proscribed by FASB ASC 740-10-1 through 25, (formerly SFAS No. 109) , "Accounting for Income Taxes". Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, losses and tax credit carry-forwards.

The Company's accounting policy for valuating uncertain tax positions during the financial statement periods is based on the recognition and disclosure contingencies under FASB ASC 420-10-1 (formerly SFAS No. 5, "Accounting for Contingencies").

Use of Estimates

The financial statements are presented in accordance with generally accepted accounting principles and prevailing industry practices, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2011, as well as the reported amounts of revenues and expenses during the year then ended. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

Fair Value Measurement

Securities owned are presented at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company is in compliance with FASB ASC 820-5-1 (formerly SFAS No. 157) In determining the value of monetary assets. Since the only assets of the Company, to which FASB ASC 820-5-1 might apply are marketable securities and these securities have readily attainable published values.

3. NET CAPITAL REQUIREMENTS

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011 the Company had net capital of $167,315, which was $67,315 in excess of the FINRA minimum capital requirement.

4. CONTINGENCIES

In the normal course of business, the Company is engaged in various trading and brokerage activities on a principal and agency basis through a clearing broker. In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations. Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation. The Company seeks to control off-balance-sheet credit risk by monitoring its customers' transactions and reviewing information it receives from its clearing broker on a daily basis.

5. PAYABLE TO CLEARING BROKER

The payable to the clearing broker of $119,556 is for margin loans collateralized by securities owned.

6. INSTALLMENT LOANS

On March 17, 2010, the Company purchased a 2007 BMW 328i coupe for $24,111. The purchase was financed at an interest rate of 2.50%. Principal and interest are to be paid in 60 monthly installments of $427.91.

7. RISK CONCENTRATION

At December 31, 2011, securities owned at fair value include 10,500 shares of Intel Corporation common stock (valued at $254,625).

KUN-LUN DEVELOPMENT CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

NET CAPITAL:	
Total stockholder's equity	$ 240,954
Deductions and/or charges:	
Non-allowable assets:	
Property and equipment, net	(16,909)
Other additions:	
Deferred taxes related to unrealized gains included in net capital	37,562
Net capital before haircuts on securities positions	261,607
Haircuts on securities positions	(53,848)
Undue concentration	(40,447)
Net Capital	$ 167,312
AGGREGATE INDEBTEDNESS:	
Items included in the statement of financial condition:	
Accounts payable and accrued expenses	$ 195,686
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 13,046
Minimum net capital required	$ 100,000
Excess net capital	$ 67,312
Net capital less greater of 10% of total AI or 120% of minimum net capital	$ 47,312
Percentage of aggregate indebtedness to net capital is	117%

The above computation does not differ materially from the December 31, 2011 computation of net capital filed electronically by the Company on FOCUS Form X-17A-5 Part IIA.

VB&T
Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Kun-Lun Development Corporation

In planning and performing our audit of the financial statements and supplementary information of Kun-Lun Development Corporation (the "Company") for the year ended December 31, 2011, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1) Making quarterly securities examinations, counts, verifications and comparisons; 2) Recordation of differences required by Rule 17a-13, or, 3) Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance

with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
January 31, 2012